Exhibit (p7)

CenterBook Partners LP

CenterBook Asia Pte. Ltd.

Code of Ethics

January 2025

This Code of Ethics (the “Code”) is the property of CenterBook Partners LP (“CenterBook” or the “Company”) and must be returned to the Company if an individual’s association with the Company terminates for any reason.

The content of this Code is confidential and should not be revealed to third parties without the consent of the Chief Compliance Officer. The policies and procedures set forth herein supersede previous policies and procedures.

Contents

Code of Ethics		3

Background		3
Risks		4
Policies and Procedures		4
A.	Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws	4
B.	Reporting Violations	5
C.	Distribution of the Code and Acknowledgement of Receipt	6
D.	Personal Securities Transactions	6
E.	Disclosure of the Code of Ethics	9

Code of Ethics

Most Recently Revised: January 2025

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to establish, maintain and enforce a written code of ethics that contains, at a minimum, provisions regarding:

1.	A standard of business conduct required of supervised persons that reflects fiduciary obligations of the adviser and supervised persons;

2.	Compliance with all applicable Federal Securities Laws;

3.	Reporting and review of personal Securities transactions and holdings;

4.	Reporting of violations of the code; and

5.	Distribution of the code and any amendments to each supervised person and a written acknowledgment of their receipt.

Rule 17j-1 under the Investment Company Act of 1940 requires each investment adviser of a registered investment company to adopt a written code of ethics reasonably designed to prevent CenterBook employees/Access Persons from engaging in unlawful actions. CenterBook will provide this written code of ethics at least annually to the Board of Trustees (directors and trustees).

CenterBook personnel must report any potential portfolio violations of this Code to the Chief Compliance Officer (“CCO”) or his/her delegate. The CCO will determine if an actual violation has occurred and, if so, will take such action as is necessary to resolve the violation and will report such violation to the Primary Adviser’s compliance department as may be required by the Sub-Advisory Agreement or applicable laws and regulations.

Refer to the Code of Ethics policy and procedures in the supplemental Regulatory Compliance and Operations Procedures for Registered Investment Companies for compliance requirements.

CenterBook Asia Pte Ltd. ("CenterBook Asia"), a legal entity and a participating affiliate of CenterBook does not have its own Code of Ethics but adheres to this Code of Ethics. CenterBook Asia’s personnel are “associated persons” of CenterBook and is subject to CenterBook’s Code of Ethics and compliance program. CenterBook Asia is staffed by personnel capable of providing investment advice and the SEC will be given access to all applicable records and may monitor the conduct of CenterBook Asia to ensure that CenterBook Asia does not cause harm to U.S. clients or markets.

Risks

In developing these policies and procedures, CenterBook considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

•	Employees do not understand the fiduciary duty that they, and CenterBook, owe to Clients;

•	Employees and/or CenterBook fail to identify and comply with all applicable Federal Securities Laws;

•	Employees do not report personal Securities transactions;

•	Employees trade personal accounts ahead of Client accounts;

•	Violations of the Federal Securities Laws, the Code of Ethics are not reported to the CCO and/or appropriate supervisory personnel;

•	CenterBook does not provide its Code of Ethics to the Mutual Fund board of directors (or trustees) for initial approval, and within six months of material changes;

•	CenterBook does not provide its Code of Ethics and any amendments to all Employees; and

•	CenterBook does not retain Employees’ written acknowledgements that they received the Code of Ethics and any amendments.

CenterBook has established the following guidelines to mitigate these risks. Capitalized terms used in this Code of Ethics have the definitions set forth in the Definitions section

Policies and Procedures

A.	Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws

At all times, CenterBook and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) CenterBook to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, Investors, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting CenterBook’s services, and engaging in other professional activities.

CenterBook expects all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, CenterBook must act in its Clients’ best interests. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees may not, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by any Mutual Fund;

•	Employ any device scheme, or artifice to defraud the Mutual Fund;

•	Make any untrue statement of a material fact to the Mutual Fund or omit to state a material fact necessary in order to make the statements made to the Mutual Fund, in light of the circumstances under which they are made, not misleading;

•	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Mutual Fund; or

•	Engage in any manipulative practice with respect to the Mutual Fund.

Employees are generally expected to discuss any perceived risks, or concerns about CenterBook’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

B.	Reporting Violations

Improper actions by CenterBook or its Employees could have severe negative consequences for CenterBook, its Clients and Investors, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics or the Federal Securities Laws to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the CEO on the matter. Any problems identified during the review will be addressed in ways that reflect CenterBook’s fiduciary duty to its Clients.

An Employee’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CCO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Employee’s supervisor, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to CenterBook’s senior management. If senior management determines that the material violation may involve a fraudulent, deceptive or manipulative act, CenterBook will report its findings to the Mutual Fund’s Board of Directors or Trustees, at least annually, pursuant to Rule 17j-1(c)(ii)(A). In addition, at least annually, CenterBook will provide the Mutual Fund a certification that CenterBook has adopted procedures reasonably necessary to prevent Employees from violating the Code of Ethics.

For the avoidance of doubt, nothing in this Code of Ethics prohibits Employees from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Employees do not need prior authorization from their supervisor, the CCO, or any other person or entity affiliated with CenterBook to make any such reports or disclosures and do not need to notify CenterBook that they have made such reports or disclosures. Additionally, nothing in this Code of Ethics prohibits Employees from recovering an award pursuant to a whistleblower program of a government agency or entity.

C.	Distribution of the Code and Acknowledgement of Receipt

CenterBook will distribute this Code of Ethics to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics.

All Employees must use the Employee Compliance solution within ComplianceAlpha to acknowledge that they have received, read, understood, and agree to comply with the Company’s policies and procedures described in the Manual, including this Code of Ethics.

D.	Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

Generally, Employees are prohibited from personal trading in Securities. Subject to the pre-clearance procedures set forth below, Employees are permitted to (i) dispose of Securities held in their personal trading accounts, (ii) purchase and sell mutual funds and broad-based ETFs (defined as ETFs with 25 positions or more), (iii) make certain investments in private securities, (iv) purchase and sell Securities that are excluded from the definition of Reportable Securities (as set forth below), and (v) purchase and sell certain Digital Assets. The CCO may, in his discretion, grant exceptions to the above restrictions.

In the event of a material change to this Personal Securities Transactions section of the Code of Ethics, the CCO shall inform each Mutual Fund’s CCO of such change and ensure that the change is approved by each Mutual Fund’s Board no later than six months after the change is adopted.

i. Accounts Covered by the Policies and Procedures

CenterBook’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Employees have any beneficial ownership interest, which typically includes accounts held by Immediate Family Members sharing the same household, or non-Clients over which Employees exercise investment discretion.

It may be possible for Employees to exclude accounts held personally or by Immediate Family Members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts, and the Employee can rebut the presumption of beneficial ownership over family members’ accounts. Employees should consult with the CCO before excluding any accounts held by Immediate Family Members sharing the same household.

ii. Reportable Securities

CenterBook requires Employees to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered under the Investment Company Act of 1940, other than investment companies advised or underwritten by CenterBook or an affiliate;

•	Interests in 529 college savings plans; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies registered under the Investment Company Act of 1940, none of which are advised or underwritten by CenterBook or an affiliate.

Exchange-traded funds, or ETFs and exchange traded notes, or ETNs, are somewhat similar to open-end registered investment companies. However, ETFs and ETNs are Reportable Securities and are subject to the reporting requirements contained in CenterBook’s Personal Securities Transactions policy. Generally, CenterBook prohibits personal trading in ETFs that hold fewer than 25 positions.

Transactions in any Digital Asset (other than Bitcoin or Ethereum) will be considered a Reportable Security transaction for the purposes of this policy..

iii. Pre-clearance Procedures

As noted above, personal Securities trading is generally prohibited. For permitted personal transactions, Employees must obtain written clearance for all personal transactions in Reportable Securities, including Private Placements, transactions in broad-based ETFs and Digital Assets (except for Bitcoin and Ethereum),1 before completing the transactions. CenterBook may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. Any such pre-clearance granted will be effective only for 48 hours, and Employees may not trade without requesting subsequent pre-approval if the trade is not executed within that timeframe. Employees should be cautious when submitting good-until-cancelled orders to avoid inadvertent violations of CenterBook’s pre-clearance procedures.

Employees must use the Employee Compliance solution within ComplianceAlpha to seek pre-clearance.

1 Rule 204A-1 requires pre-clearance for personal trading in IPOs, however, CenterBook’s Personal Securities Transactions Policy prohibits trading in IPOs.

iv. Minimum 30-Day Holding Period

All approved Employee personal investments must be held for a minimum period of 30 calendar days after purchase (from trade date). Under pressing and unforeseen circumstances, requests may be made to waive the minimum holding period for a particular transaction. For avoidance of doubt, personal investments in Securities that are not Reportable Securities are not subject to the mandatory holding period.

v. Reporting

CenterBook must collect information regarding the personal trading activities and holdings of all Employees. Employees must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Employees must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Employees must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted to the CCO or his designee, the Employee Compliance solution within ComplianceAlpha within 30 days of the end of each calendar quarter.

Employees must utilize the Employee Compliance solution within ComplianceAlpha to fulfill quarterly reporting obligations.

If an Employee did not have any transactions or account openings to report, this should be indicated through the Employee Compliance solution within ComplianceAlpha within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the Employee Compliance solution within ComplianceAlpha on or before February 14th of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual holdings reports should be submitted the Employee Compliance solution within ComplianceAlpha.

Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition of a “Reportable Security.”

If an Employee does not have any holdings and/or accounts to report, this should be indicated using the Employee Compliance solution within ComplianceAlpha within 10 days of becoming an Employee and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

•	Any reports with respect to Securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO or a designee who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO or a designee may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement and/or a written certification from the unaffiliated investment adviser, and may provide Employees with the exact wording and a clear definition of "no direct or indirect influence or control" that the adviser consistently applies to all Employees. On a sample basis, the CCO may request reports on holdings and/or transactions made in the trust or discretionary account to identify transactions that would have been prohibited pursuant to CenterBook's Code, absent reliance on the reporting exception. Employees who claim they have no direct or indirect influence or control over an account are also required to request an exception using the Employee Compliance solution within ComplianceAlpha upon commencement of their employment and on an annual basis thereafter.

Reliance on this independent or separately managed account exception is conditioned on approval of the request through the Employee Compliance solution within ComplianceAlpha and other satisfactory documentary evidence (e.g., copy of advisory agreement, certification from adviser, etc.) as directed by the CCO.

Personal Trading and Holdings Reviews

CenterBook’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, the CCO or a designee will closely monitor Employees’ investment patterns to detect potentially abusive behavior, such as trading in violation of CenterBook’s policies or trading that appears to be based on Material Nonpublic Information.

Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

E.	Disclosure of the Code of Ethics

CenterBook will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code of Ethics. All Client requests for CenterBook’s Code of Ethics should be directed to the CCO.

F.	Definitions

The following defined terms are used in this Code of Ethics.

•	ACA – ACA Group, an independent third-party regulatory compliance consulting firm.

•	Access Person – An Access Person is an Employee who has access to nonpublic information regarding any Client’s trading or any Reportable Fund’s holdings, who is involved in making securities recommendations to Clients, or who has access to nonpublic securities recommendations. All of CenterBook’s directors, officers, and partners are presumed to be Access Persons. Access Persons shall also include any other person so designated by the CCO by notice to such person and may include any consultant, intern, or independent contractor hired or engaged by CenterBook that has access to CenterBook’s nonpublic securities recommendations, if such person is determined to be an Access Person by the CCO.

•	Advisers Act – The Investment Advisers Act of 1940.

•	Automatic Investment Plan – A program in which regular trades are made automatically in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

•	Beneficial Interest – An individual has a Beneficial Interest in a security if he or she can directly or indirectly profit from the security. An individual generally has a Beneficial Interest in all securities held directly or indirectly, as well as those owned directly or indirectly by family members sharing the same household.

•	CCO –CenterBook’s Chief Compliance Officer. References to the CCO completing activities discussed throughout the Code of Ethics are assumed to be delegable at the discretion of the CCO.

•	CEO –CenterBook’s Chief Executive Officer. References to the CEO completing activities discussed throughout the Code of Ethics are assumed to be delegable at the discretion of the CEO.

•	Clients – Individuals and entities for which CenterBook provides investment advisory services. The underlying Investors in pooled investment vehicles advised by CenterBook are not Clients of CenterBook.

•	ComplianceAlpha – Software platform for risk and compliance program management.

•	Digital Asset – Any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens”. A Digital Asset is likely to be considered a Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets.[2]

•	Employees – CenterBook’s officers, directors, principals, and employees.

•	Exchange Act – The Securities Exchange Act of 1934.

•	Federal Securities Laws – The Federal Securities Laws include the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, the IC Act, the Advisers Act, Title V of the Gramm-Leach-Bliley Act, the Dodd-Frank Act of 2010, any rules adopted by the SEC under any of these statutes, the Bank Secrecy Act as it applies to investment companies and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

•	Front-Running – Trading a favored account ahead of other accounts.

•	IC Act – Investment Company Act of 1940.

•	Immediate Family Member – Immediate Family Members that live in the same household and include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

2 https://www.sec.gov/files/dlt-framework.pdf

•	Insider Trading – Trading personally or on behalf of others on the basis of Material Nonpublic Information, or improperly communicating Material Nonpublic Information to others.

•	Investor – A limited partner or shareholder in a pooled investment vehicle advised by CenterBook or an affiliate.

•	IPO – An initial public offering. An IPO is an offering of securities registered under the Securities Act where the issuer, immediately before the registration, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act.

•	Manual – CenterBook’s Regulatory Compliance Manual, as amended from time to time.

•	Material Nonpublic Information – Information that (i) has not been made generally available to the public, and that (ii) a reasonable investor would likely consider important in making an investment decision. Employees should consult with CenterBook’s CCO about any questions as to whether information constitutes Material Nonpublic Information.

•	Private Funds – The private investment funds advised by CenterBook, each of which would be an investment company as defined in section 3 of the Investment Company Act of 1940 but for section 3(c)(1) or 3(c)(7) of that Act.

•	Private Placement – Also known as a “Limited Offering.” An offering that is exempt from registration pursuant to sections 4(a)(2) or 4(6) of the Securities Act, or pursuant to Rules 504 or 506 of Regulation D.

•	Restricted List – A list of Securities for which CenterBook may have Material Nonpublic Information or that the Company has otherwise determined present a conflict to the Company.

•	Security – The SEC defines the term “Security” broadly to include stocks, bonds, certificates of deposit, options, interests in Private Placements, futures contracts on other securities, participations in profit-sharing agreements, and interests in oil, gas, or other mineral royalties or leases, among other things. “Security” is also defined to include any instrument commonly known as a security. “Security” also includes any Digital Security.

•	SEC – The Securities and Exchange Commission.

•	Securities Act – The Securities Act of 1933.